Valesc Inc.
                          c/o Hecht & Associates, P.C.
                         60 East 42nd Street, Suite 5101
                               New York, NY 10165



                                 April 26, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: Valesc Inc. - Application to Withdraw Registration Statement on Form SB-2, as amended (File No. 333-70298)


Ladies and Gentlemen:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), Valesc Inc. (the "COMPANY") hereby respectfully requests that the Securities and Exchange Commission (the "COMMISSION") consent to the immediate withdrawal of the Company's Registration Statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-70298) (the "REGISTRATION STATEMENT"), originally filed on September 27, 2001 and amended on January 11, 2002 and March 25, 2002.

           The Company requests withdrawal of the Registration Statement because the Company has been informed by the Commission that in the Commission's view a "completed private placement" will be deemed not to have occurred in connection with an equity line transaction in cases where no market exists for the underlying securities at the time of registration. No market currently exists for the Company's securities subject to its equity line transaction and, therefore, the Company is requesting withdrawal. No shares of common stock of the Company have been issued or sold under the Registration Statement.

           The Company further requests that an order with the date of the grant of the withdrawal be included in the files for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

           The Company also requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.



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Securities and Exchange Commission
April 26, 2002
Page 2



           Please address any questions to the Company's outside legal counsel, Hecht & Associates, P.C., attention Perry Nagle, at (212) 490-3232.

                                              Very truly yours,

                                              VALESC INC.

                                                        /s/ Samuel Cohen
                                              By:_______________________________
                                              Name: Samuel Cohen
                                              Title: President

cc:        Pam Howell, SEC
           (via facsimile)



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